Global Corporate & Investment Banking

              BofA Securities, Inc.

One Bryant Park, New York, NY 10036




May 13, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 (Registration No. 333-262644)

To whom it may concern:

        Reference is made to the above-referenced registration statement, as amended (the
   Registration Statement   ) of Cartesian Growth Corporation (the    Issuer
) under the Securities Act of
1933, as amended (the    Securities Act   ) with respect to a proposed business
combination involving a
merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
Transaction   ). The
Registration Statement has not yet been declared effective as of the date of this letter.

        This letter is to advise you that, effective as of May 13, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or
(B) for which consent
is required under Section 7 of the Securities Act) with respect to the Transaction.

         Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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                                       Sincerely,

                                      BofA Securities, Inc.


                                      By: _____________________
                                          Name: Abbe Galvez Cordon
                                          Title: Managing Director



cc: Peter Yu, Chief Executive Officer of Cartesian Growth Corporation John Stickel, Staff Attorney
      Susan Block, Staff Attorney
      Jacob Luxenburg, Staff Accountant
      Michelle Miller, Staff Accountant
      Alan I. Annex, Esq., Greenberg Traurig, P.A.
      Jason T. Simon, Esq., Greenberg Traurig, P.A.
      Thomas R. Martin, Esq., Greenberg Traurig, P.A.